Exhibit 99.1

Israel-Based Clearmind Successfully Completed Two R&D Projects With The Hebrew University of Jerusalem’s Tech Transfer Company, Yissum

The two drug-discovery projects for novel, next generation, innovative, patentable psychedelic compounds, are expected to expand Clearmind’s IP portfolio

Tel Aviv, Israel / Vancouver, Canada, Jan. 19, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the "Company"), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the successful completion of two R&D projects with leading scientists from multiple disciplines at the Hebrew University as part of a collaboration established with the university’s technology transfer company, Yissum.

The first project, led by Professor Dmitry Tsvelikhovsky, Professor Masha Niv and Professor Avi Priel, was designed to investigate and discover innovative synthetic molecules based on known psychedelic chemical motifs. The project included rational design of novel candidates, in-silico 3D docking studies on the 5HT2A serotonin receptor, and screening of the candidates in an in-vitro platform, to assess the receptor activation.

The second project, led by Professor Ahmad Masarwa, Professor Avi Priel, and Professor Rami Yaka, was aimed to synthesize and evaluate the potential therapeutic effect of various chemical psychedelic analogues. The work included alterations of different regions of known molecules, to potentially improve their binding capabilities to the 5HT2A receptor. The final stage of this project utilized an animal model to assess a possible increase in safety and efficacy.

“We are excited about the results of these projects. These results are proof of the fruitful collaboration between Clearmind and leading academic institutions, which we value and appreciate," said Clearmind's CEO, Dr. Adi Zuloff-Shani. "These projects align with Clearmind’s overarching mission to continue developing and expanding our intellectual property portfolio for next-generation novel psychedelic drug candidates, serving patients with unmet needs through a state-of-the-art drug discovery approach in medicinal chemistry and pharmacology”.

These projects yielded several promising drug candidates that Clearmind and Yissum are now advancing into novel patent applications.

About Yissum

Yissum is the technology transfer company of The Hebrew University of Jerusalem. Founded in 1964, it serves as a bridge between cutting-edge academic research and a global community of entrepreneurs, investors, and industry. Yissum’s mission is to benefit society by converting extraordinary innovations and transformational technologies into commercial solutions that address our most urgent global challenges. Yissum has registered over 11,000 patents globally; licensed over 1,140 technologies and has spun out more than 200 companies. Yissum’s business partners span the globe and include companies such as Boston Scientific, ICL, Intel, Johnson & Johnson, Merck, Novartis and many more. For further information please visit www.yissum.co.il

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of seven patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the results of preclinical trials, conducting future trials, the results of future projects, the submission of patent applications and that psychedelic based treatments hold potential to address and provide dedicated solutions for various mental health conditions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.